

Reza Kazemi · 3rd

Multi-enthusiast.

Canada · **Contact info**

500+ connections

Corel Corporation

Carleton University

Experience

Senior Product Manager
Corel Corporation · Full-time
Jun 2020 – Present · 1 yr 6 mos
Ottawa, Ontario, Canada

Owner
Veor
Mar 2018 – Jun 2020 · 2 yrs 4 mos
Ottawa, Canada Area

Technical and Creative Advisor
Raven Connected · Full-time
Oct 2019 – Feb 2020 · 5 mos
Ottawa, ON, Canada

Co-Founder
Peekwave
Jun 2016 – Jan 2019 · 2 yrs 8 mos
Ottawa, Canada Area

Product Architect, Product Strategist for Piper
Alarm.com
Mar 2017 – Jun 2017 · 4 mos
Ottawa, Canada Area

Show 4 more experiences

Education

Carleton University
1999 – 2006